FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 10, 2007

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES AN AGREEMENT FOR THE SALE OF PLOT IN MODI'IN ISRAEL

While the Company has not issued any report concerning the development set forth below, the Company’s controlling shareholder will provide an immediate report about this development under its Israeli reporting requirements and, consequently, the Company is filing this Form 6-K.

Netanya, Israel – December 10, 2007 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company"), announced that on December 10, 2007, further to its announcement on December 6, 2007 regarding negotiation for the sale of its rights in a plot in Modi’in, Israel, the Company signed an agreement (containing generally accepted terms) for the sale of the asset to Bayside Land Corporation Ltd., which is controlled by the controlling shareholder of the Company, for the sum of NIS 39 million plus value added tax.  The transfer of rights to the buyer is subject to the consent of Israel Land Administration, or ILA. The Company shall bear certain payments if demanded by the ILA, including due to the Company's failure to comply with its development obligation regarding the plot. However, the Company shall have the right to terminate the agreement, should such payment exceed 3% of the consideration, unless the parties or either of them, decides (subject to the requisite corporate approvals) to pay the excess.

The agreement is subject to all corporate approvals of both parties, as required under Israeli Companies Law and shall come into force only after such approvals are obtained. The approvals are not expected before the first quarter of 2008. The agreement shall terminate if such approvals are not obtained within 90 days from the date of the agreement.

If the transaction is completed, the Company is expected to record a one time gain of NIS 14-16 million, which takes into account payment to the ILA of up to 3% of the consideration. Until the transaction is finalized, the Company can provide no assurance as to its completion and/or the gain to be recorded by the Company as a result of such transaction, if completed.

For additional details see our most recent annual report on Form F-20 for the year 2006 under “Item 4 – Information on the Company – D. Property, Plant and Equipment – Real Estate in Modi’in”.

Forward Looking Statement
The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1969).  Said forward-looking statements, relating to the completion of the transaction and the gain to be recorded, are subject to uncertainties and assumptions relating to the aforesaid corporate approvals and/or demand for payment to ILA;  The ultimate results of which could lead to materially different outcome than those set forth above.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its 3 million subscribers with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSDPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).
For additional information please visit the Company's website http://investors.ircellcom.co.il

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646 213 1914

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	December 10, 2007	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel